UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                           ADVANTAGE OPPORTUNITY CORP.
             (Exact Name of Registrant as Specified in Its Charter)



              Ontario                                     None
(State or Other Jurisdiction of                (IRS Employer Identification No.)
 Incorporation or Organization)


                           3450 Park Central Boulevard
                         N. Pompano Beach, Florida        33064
               (Address of Principal Executive Offices) (Zip Code)

                                 David Goldberg
                           3450 Park Central Boulevard
                         N. Pompano Beach, Florida 33064
                     (Name and Address of Agent for Service)

                                 With a Copy to:

                             Richard I. Anslow, Esq.
                              Anslow & Jaclin, LLP
                          195 Route 9 South, Suite 204
                           Manalapan, New Jersey 07726
                               Phone 732-409-1212
                             Facsimile 732-577-1188

                                 (954) 971-2383
                (Registrant's Phone Number, Including Area Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

     Securities to be registered pursuant to Section 12(g) of the Act:

                         Common stock, $.0001 par value

                          ADVANTAGE OPPORTUNITY CORP.

                               TABLE OF CONTENTS


                                    PART I.

Description of Business ................................................ 1

Management's Discussion and Analysis or Plan of Operation .............. 2

Description of Property ................................................ 3

Security Ownership of Certain Beneficial Owners and Management ......... 3

Directors, Executive Officers, Promoters and Control Persons ........... 4

Executive Compensation ................................................. 5

Certain Relationships and Related Transactions ......................... 5

Description of Securities .............................................. 5

                                    PART II.

Market Price and Dividends on Registrant's Common Equity
and Other Stockholder Matters .......................................... 6

Legal Proceedings ...................................................... 7

Changes in and Disagreement with Accountants ........................... 7

Recent Sales of Unregistered Securities ................................ 7

Indemnification of Directors and Officers .............................. 8

FINANICAL STATEMENTS

                                   PART III.

Index to Exhibits

Description of Exhibits

SIGNATURES

                                     Part I

                             Description of Business

We were incorporated under the laws of the Province of Ontario, Canada on February 24, 2003 under the name of First Mediterranean Gold Resources, Inc., and became a wholly-owned subsidiary of First Canadian American Holding Corporation ("First Canadian"). On July 9, 2003, we were spun-off from First Canadian and our shares were distributed to the shareholders of First Canadian. On May 5, 2004, the majority of our shares were sold pursuant to a stock purchase agreement dated April 2, 2004 ("Stock Purchase Agreement"). Based on the Stock Purchase Agreement, there was a change in control of our shares and our 3 principal shareholders became David Goldberg, Jeffrey I. Sternberg and Craig Press. Immediately after the effectiveness of the change in control, our shareholders voted to approve a change in our name to Advantage Opportunity Corp. and a change in our domicile from the Province of Ontario to the State of Nevada. The implementation of this resolution is awaiting final approval from the Ontario Ministry of Consumer and Business Services, which is currently processing the request. The Ministry is obligated to insure that Ontario residents are not adversely affected by such a re-domiciling. The State of Nevada approved our re-domicile on May 11, 2004 and a change in our name on May 24, 2004. Upon our name change becoming effective, we filed a certificate of authority to do business in Florida.

Our shareholders approved a change in our domicile for several reasons. First, Ontario law requires that a majority of an Ontario company's directors be Canadian citizens or residents. All of our nominees for director are United States citizens and residents and therefore could not serve in that capacity if we remained domiciled in Ontario. Second, being domiciled in Canada could subject us to tax liability in Canada, where rates are higher than in the United States. Third, because of certain corporate reporting rules in Ontario, the administrative cost to us is greater than if we were domiciled in Nevada.

Our Business

Upon becoming a 1934 Exchange Act Company (60 days from the filing of this Form 10-SB), we will file a Form N-54 to become a business development company that will elect to be regulated pursuant to Section 54 of the Investment Company Act of 1940 (the "Investment Act"). A business development company is an investment company designed to assist eligible portfolio companies with capital formation and management advice. Accordingly, we will primarily seek investments in developing companies. We intend to focus our investments in developing companies, but will not limit our focus of investments in any particular industry. We intend to seek investments in companies that offer attractive investment opportunities.

On May 19, 2004, our Board of Directors voted to be regulated pursuant to
Section 54 of the Investment Act. The decision to be regulated pursuant to
Section 54 of the Investment Act was made primarily to better reflect our anticipated future business and for developing relationships. As a Business Development Company ("BDC") under Section 54 of the Investment Act, we are required to invest a portion of our assets into developing companies. As a BDC, we may sell shares of our freely trading common stock in amounts up to $5,000,000 in a twelve-month period. Shares sold are exempt from registration under Regulation E of the Securities Act of 1933.

The types of securities in which we may invest and the proportion of our assets which may be invested in each such type of security is to be left to the discretion of our Board of Directors. We may, but are not required, to take a controlling position in our investment companies. Our policy with respect to any assets that are not required to be invested in eligible portfolio companies or other companies qualifying under Section 55 of the Investment Act, as well as with respect to investing as part of a group, is to be left to the discretion of our Board of Directors. We will offer managerial assistance to each of our portfolio companies and reserve the right to be compensated by the portfolio companies at market rates for such services.

Employees

We have one employee, who works for us on a part-time basis.

           Management's Discussion and Analysis or Plan of Operations

The following discussion should be read together with the information contained in the financial statements and related notes included elsewhere in this prospectus.

OUR HISTORY AND DEVELOPMENT

We were incorporated under the laws of the Province of Ontario, Canada on February 24, 2003 under the name of First Mediterranean Gold Resources, Inc. and became a wholly owned subsidiary of First Canadian American Holding Corporation ("First Canadian"). On July 9, 2003, we were spun-off from First Canadian and our shares were distributed to the shareholders of First Canadian. We re-domiciled to Nevada on May 11, 2004 and changed our name to Advantage Opportunity Corp. on May 24, 2004. We have had no business operations to date.

CRITICAL ACCOUNTING POLICIES

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis or Plan of Operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see the Notes to the December 31, 2003 Financial Statements. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

REVENUE AND EXPENSE RECOGNITION

We recognize income and expense on the accrual basis of accounting. Our fiscal year ends on December 31.

START-UP COSTS

Costs of start-up activities, including organization costs, are expensed as incurred, in accordance with Statement of Position (SOP) 98-5.

PLAN OF OPERATION

From inception in February 24, 2003 though December 31, 2003 and for the three months ended March 31, 2004, we have generated $0 in revenues. We are in the early development stages and have been limited to development of a business plan.

To date, we have funded our operations through the contribution of services from a former officer of the Company. We have imputed compensation of $1,000 from inception on February 24, 2003 to December 31, 2003 and $250 for the three months ended March 31, 2004.

Implementation of our business plan will require additional capital. While we are unable to predict at this time the exact amount that will be required, the raising of such capital will involve the sale of equity or debt securities. As described below, we currently have no commitments to provide us with any additional working capital. If we do not have sufficient working capital to implement our plan of operation, it is likely that we will be required to cease operations. As a result of this uncertainty, persons who cannot afford a complete loss of their investment should not purchase our securities.

LIQUIDITY AND CAPITAL RESOURCES

Our working capital deficit at March 31, 2004, was $0.

Over the next 12 months, we anticipate that we will require funding for working capital. We have no commitments from any third parties to provide additional equity or debt funding to us, and we cannot guarantee you that we will be successful in locating such additional funding.

If we seek additional funds through the issuance of equity securities, existing stockholders may experience significant dilution. Further, we may not be able to obtain additional financing when needed or on terms favorable to our stockholders or us. Because we have no commitment for additional capital, we cannot guarantee you that we will be successful in raising such additional funds as we may need to fund our operations until such time, if ever, as we generate sufficient revenues to fund our working capital needs. If we are unable to raise sufficient working capital when and as needed, we could be required to cease operations.

The report of our independent auditors on our financial statements as of December 31, 2003 contains an explanatory paragraph expressing uncertainty with respect to our ability to continue as a going concern. We are not generating revenues to fund operations, and had an accumulated deficit of ($1,250) at March 31, 2004. We anticipate that our use of cash will be substantial for the foreseeable future, and could exceed our cash flow from operations during the next 12 months and thereafter. We plan to raise the additional cash required through the issuance of equity and/or debt securities. There can be no assurance, however, that such financing will be available on terms satisfactory to management. If we do not obtain additional financing, we will be unable to continue to implement our business plan and may be required to cease operations.

                             Description of Property

We do not own any property. We operate our business from the office of David Goldberg, our sole officer, located at 3450 Park Central Boulevard, N. Pompano Beach, Florida. This is also the principal office of another company that Mr. Goldberg acts as an officer and director. We do not pay any monthly rent. There is no written lease agreement.

         Security Ownership of Certain Beneficial Owners and Management

Following our change in control on May 5, 2004, we had 30,142,699 shares issued and outstanding. The following table sets forth as of June 7, 2004, the beneficial ownership of shares of our common stock of each of our shareholders who is known by us to be a beneficial owner of more than 5% of our common stock and all of our officers and directors. We have only one class of stock outstanding and all shareholders have equal per share voting rights.


                      Name and                        Amount and
                      Address of                      Nature of
                      Beneficial                      Beneficial
Title of Class        Owner (1)                       Owner                     Percent of Class
                      --------------------------------------------------------------------------
Common Stock          David Goldberg                    8,791,667                     29.17%
                      3450 Park Central Boulevard
                      N. Pompano Beach, FL 33064


Common Stock          Jeffrey I. Sternberg              8,791,667                     29.17%
                      3450 Park Central Boulevard
                      N. Pompano Beach, FL 33064


Common Stock          Craig Press                       8,791,667                     29.17%
                      3450 Park Central Boulevard
                      N. Pompano Beach, FL 33064

(1) Unless otherwise indicated, each beneficial owner has both sole voting and sole investment power with respect to the shares beneficially owned by such person.

David Goldberg is our sole officer and director; Jeffrey I. Sternberg and Craig Press are our directors. As a group, they beneficially own 26,375,001 shares of common stock, which represents 87.5% of our issued and outstanding common stock

          Directors, Executive Officers, Promoters and Control Persons

The executive officers and directors of the company as of June 7, 2004 are as follows:

Name                          Age       Position
--------------------------------------------------------------------------------
David Goldberg                 42       President, Chief Executive Officer,
                                        Principal Financial Officer & Director
Jeffrey I. Sternberg           58       Director
Craig Press                    45       Director

Information on the business and work experience of our Officers and Directors is set out below:

DAVID GOLDBERG was appointed as our President, Chief Executive Officer, Principal Financial Officer and Chairman of our Board of Directors on May 6, 2004. He devotes substantially all of his time to Championlyte Holdings Inc., a 1934 Exchange Act company quoted on the OTC Bulletin Board (OTC BB: CPLY). He was appointed to CPLY's board of directors on February 11, 2003 and as its President on April 14, 2003. He is also the CEO of Championlyte Beverages, Inc., CPLY's subsidiary.

Mr. Goldberg has fifteen years of sales and marketing experience in the real estate and property management industry. From November 1999 to present, Mr. Goldberg has been the Vice President of marketing, sales and distribution for All Star Packaging, a packaging company in the poultry and egg industry. From May 1996 to May 2000, Mr. Goldberg was property manager and leasing agent of Camco Inc. In such capacity, he managed and directed all operations of Camco Inc.'s one million square foot retail industrial portfolio. He also oversaw management of various residential communities and ran the company's daily operations. From August 1995 to May 2000, he was the principal owner of Gold's Gym Fitness & Health Center in Middletown, New York. Mr. Goldberg holds a Bachelor of Science degree in Business Administration from the State University of Delhi, New York.

JEFFREY I. STERNBERG was appointed as our director on May 6, 2004. Since June 2002, Mr. Sternberg has been the managing member of Phoenix Capital Partners, LLC a financial investment company located in Hollywood, Florida. Prior to his acquiring Phoenix Capital Partners, LLC, he worked for Atico International based in South Florida. Atico is a specialty importer of goods. Mr. Sternberg spent over two decades working with mass merchandisers, drug chains and specialty stores and consulting with regional and national buyers to distribute goods throughout the United States and Asia. Additionally, Mr. Sternberg served these and other customers by managing their imports and exports of products, arranging for the financing and the manufacturing of a wide variety of retail merchandise. Mr. Sternberg attended the University of Miami.

CRAIG PRESS was appointed as our director on May 6, 2004. From 1996 to the present, Mr. Press has been the Vice President and head of operations for Georal International, Corp. and AJR International, Ltd., both located in Whitestone, New York. His responsibilities include the oversight and management of day to day operations of the company's employees, its sales, marketing, public relations and construction, of all of the company's products and services. Additionally, he is responsible for the day to day operations of the company's California facility and its personnel as well. Mr. Press also maintains control of the company's contacts with federal, state and municipal organizations as well as major real estate, banking and industrial corporations. Mr. Press is also a security consultant for anti-terrorism perimeter security, employee entrance and egress, fire, building and safety codes and negotiates all labor contracts with the New York City unions with which his company interacts.

Unless otherwise indicated, all directors are elected for a term of one year, and in that capacity, do not receive any compensation for their services. All officers serve at the discretion of the Board of Directors.

                             Executive Compensation

No executive officers totaled annual salary and bonus exceeding $100,000 during the calendar year ended December 31, 2003 (inception year).


Long-term
Name & Principal                   Annual Compensation                 Other          Compensation
       Position         Year            Salary          Bonus     (Auto Allowance)    Stock Options
---------------------------------------------------------------------------------------------------
None

Board Committees

We do not presently maintain an audit committee or any other committee of our board of directors. Because we do not presently maintain an audit committee, we have no audit committee financial expert.

                 Certain Relationships and Related Transactions

Except as disclosed below, none of our officers, directors or substantial shareholders has any interests in any material transaction undertaken by us since inception. Nor are there any current relationships between the parties.

The property which we occupy as our principal office at no cost, also serves as the office of our sole officer. He operates Championlyte Holdings, Inc. (OTC BB:
CPLY) from such office. No written lease agreement is in place.

                            Description of Securities

Common Stock

We are authorized to issue 500,000,000 shares of common stock, $.0001 par value per share. As of June 7, 2004, there were 30,142,699 shares of common stock outstanding.

The holders of the common stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefore. In the event of liquidation, dissolution or winding up of the company, the holders of the common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. The holders of the common stock as such have no conversion, preemptive or other subscription rights and there are no redemption provisions applicable to the common stock.

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of shares having more than fifty percent (50%) of the votes for the election of directors can elect all of the directors.

Liquidation Rights. Upon liquidation or dissolution, each outstanding common share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Other Rights. Our common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares.

There exist no provisions in our articles of incorporation or bylaws that would delay, defer or prevent a change in control for the company.

                                     Part II

       Market Price and Dividends on Registrant's Common Equity and Other
                              Shareholder Matters.

Although common shares of the company are traded, they are quoted in the pink sheets and have only nominal trading activity. Upon clearing all comments with this Form 10-SB, we will have a registered broker-dealer file a Form 211 with the NASD to have our shares quoted on the OTC Bulletin Board. As of June 7, 2004, the closing bid price of the common stock was $.4750 per share. Our shares trade under the symbol "FMGOF".

There are no outstanding options or warrants to purchase, or securities convertible into, common shares of the company.

Of the 30,142,699 outstanding shares, 142,699 shares were treated as a share dividend to the shareholders of First Canadian American Holding Corporation and 30,000,000 were issued pursuant to exemptions from registration under the Securities Act of 1933 (the "Act"). All such shares constitute restricted securities as that turn is defined by Rule 144 of the Act and will bear appropriate legends restricting transferability.

Restricted securities may not be sold except pursuant to an effective registration statement filed by the Company or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Act. In general, under Rule 144 all persons (or persons whose shares are required to be aggregated) who have beneficially owned restricted shares for at lease one year and persons who are affiliates of the Company, would be entitled to sell in the open market within any three month period, a number of shares that does not exceed the greater of (i) one percent (1%) of the then outstanding shares of the Company common stock; or (ii) the average weekly trading volume of common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions relating to manner of sale, notice requirements and availability of current public information about the Company. Persons who are not, and/or in the preceding three months have not been, affiliates of the company and who have held their restricted shares for at least two years are entitled to sell their shares under Rule 144 without regard to any of the foregoing provisions.

As our common stock is expected to trade on the over-the-counter electronic bulletin board or on the Pink Sheets, it is subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as "penny stock". A penny stock is generally defined as any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions.

Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales requirements on broker-dealers who sell penny stocks to persons other than established customers and "accredited investors". An accredited investor is generally defined as an investor with a net worth is in excess of $1,000,000, or an annual income exceeding $200,000 individually or $300,000 together with a spouse.

Pursuant to Rule 15g-9 of the Securities Exchange Act of 1934, for these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotation for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. This information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens impose upon broker-dealers by such requirements could, in the event the common stock were deemed penny stock, discourage broker-dealers from effecting transactions in our common stock which could severely limit the market liquidity of the common stock.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares may someday be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

No market exists for our securities and there is no assurance that a regular market will develop or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

There are approximately 1,050 shareholders of the company's common stock, including those who hold their shares in street name.

The transfer agent for our common stock is First Public Securities Transfer Corporation, 3266 Yonge Street, Suite 1203, Toronto, Ontario, Canada M4N 3P6, telephone number (310) 770-6689.

We have voluntarily elected to file this Registration Statement and become a fully reporting company in order to increase our visibility, to provide increased information to our shareholders, and to make us eligible to have our shares traded on the OTC Bulletin Board or an exchange in the future.

                                 Dividend Policy

We have not paid dividends in the past and we intend to retain earnings, if any, and will not pay cash dividends in the foreseeable future. Any future determinations to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and such other factors as the board of directors may deem relevant.

                                Legal Proceedings

None.
                                     Experts

The audited financial statements included in this registration statement to the extent and for the periods indicated in their reports have been audited by HJ & Associates, L.L.C. independent public accountants, and are included herein in reliance upon the authority of said firm as experts giving such reports.

               Changes in and Disagreements with Accountants

During our most recent fiscal year and any subsequent interim period, there have been no disagreements with HJ & Associates, L.L.C. on any matters of accounting principal or practices, financial statements disclosures or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of HJ & Associates, L.L.C. would have caused HJ & Associates, L.L.C. to make reference to the subject matter of the disagreement(s) in connection with its report.

                  Recent Sales of Unregistered Securities

Within the past three years, we have issued securities to the following persons without registering the securities under the Securities Act of 1933.

                                                                 Title of
Date                                      No. of Shares          Securities
--------------------------------------------------------------------------------
1. On July 9, 2003                           142,699 (a)         Common Stock
2. On September 15, 2003                   3,500,000             Common Stock
3. On April 5, 2004                       26,500,000             Common Stock

(a) We believe that no registration is required for these shares under SEC Staff Legal Bulletin No. 4 dated September 16, 1997.

The September 15, 2003 and April 5, 2004 shares were issued under an exemption from registration provided by Section 4(2) of the Securities Act of 1933. The April 5, 2004 shares were issued to Sandy Winick and Howard Klein. The September 15, 2003 shares were issued to Charles Sciberras, Allan Weiss and Michael Levine.

The shares issued on July 9, 2003 were treated as a share dividend to the shareholders of First Canadian American Holding Corporation.

                    Indemnification of Directors and Officers

Our Bylaws contain provisions that reduce the potential personal liability of directors for certain monetary damages and provide for indemnity of directors and other persons. We are unaware of any pending or threatened litigation against us or our directors that would result in any liability for which such director would seek indemnification or similar protection.

Such provisions are intended to increase the protection provided directors and, thus, increase our ability to attract and retain qualified persons to serve as directors. Because directors liability insurance is only available at considerable cost and with low dollar limits of coverage and broad policy exclusions, we do not maintain a liability insurance policy for the benefit of our directors. We believe that the substantial increase in the number of lawsuits being threatened or filed against corporations and their directors and the general unavailability of directors liability insurance to provide protection against the increased risks of personal liability resulting from such lawsuits have combined to result in a growing reluctance on the part of capable persons to serve as members of boards of directors of companies. We also believe that the increased risk of personal liability without adequate insurance or other indemnity protection for our directors could result in overcautious and less effective direction and management. Although no directors have resigned or have threatened to resign as a result of our failure to provide insurance or other indemnity protection from liability, it is uncertain whether our directors would continue to serve in such capacities if improved protection from liability were not provided.

The provisions affecting personal liability do not abrogate a director's fiduciary duty to us and our shareholders, but eliminates personal liability for monetary damages for breach of that duty. The provisions do not, however, eliminate or limit the liability of a director for failing to act in good faith, for engaging in intentional misconduct or knowingly violating a law, for authorizing the illegal payment of a dividend or repurchase of stock, for obtaining an improper personal benefit, for breaching a director's duty of loyalty, which is generally described as the duty not to engage in any transaction which involves a conflict between the interest of us and those of our director, or for violations of the federal securities laws.

The provisions regarding indemnification provide, in essence, that we will indemnify our directors against expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding arising out of the director's status as a director, including actions brought by or on behalf of us (stockholder derivative actions). The provisions do not require a showing of good faith. Moreover, it does not provide indemnification for liability arising out of willful misconduct, fraud, or dishonesty, or for the receipt of illegal remuneration. The provisions also do not provide indemnification for any liability to the extent such liability is covered by insurance. One purpose of the provisions is to supplement the coverage provided by such insurance. However, as mentioned above, we do not currently provide liability insurance for our directors, and there is no guarantee that we will provide such insurance to our directors in the near future. The provisions also eliminate or indemnify against liability resulting from grossly negligent decisions including grossly negligent business decisions relating to attempts to change our control.

The provisions diminish the rights of action previously available to shareholders. Under Ontario law they do so by eliminating a theory upon which most claims for damages against a director of the Company may be maintained by shareholders on their own behalf and on behalf of us and afford indemnification against most damages and settlement amounts paid by a director of the Company in connection with any shareholders derivative action. However, the provisions do not have the effect of limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause us to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because we do not presently have directors liability insurance and because there is no assurance that we will procure such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provisions, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, the value of our stock may be adversely affected. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, is unenforceable.

                       WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10-SB. We are required to file annual, quarterly and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

We intend to furnish each holder of our common stock annual reports containing audited financial statements and a report thereon by independent certified accountants. We will also furnish to each holder of our common stock such other reports as may be required by law.

                           ADVANTAGE OPPORTUNITY CORP.
               (Formerly First Mediterranean Gold Resources, Inc.)
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                      March 31, 2004 and December 31, 2003

                           ADVANTAGE OPPORTUNITY CORP.
               (Formerly First Mediterranean Gold Resources, Inc.)
                          (A Development Stage Company)
                                 Balance Sheets


                                     ASSETS
                                     ------

                                                                                  March 31,         December 31,
                                                                                    2004                2003
                                                                            ------------------  ------------------
                                                                                (Unaudited)

CURRENT ASSETS
   Cash                                                                     $                -  $                -

     Total Current Assets                                                                    -                   -
                                                                            ------------------  ------------------

     TOTAL ASSETS                                                           $                -  $                -
                                                                            ==================  ==================


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

CURRENT LIABILITIES

     Total Current Liabilities                                                               -                   -
                                                                            ------------------  ------------------

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock at $0.0001 par value; authorized 500,000,000
    shares, 30,142,699 shares issued and outstanding                                     3,014               3,014
   Additional paid-in capital                                                           (1,764)             (2,014)
   Deficit accumulated during the development stage                                     (1,250)             (1,000)
                                                                            ------------------  ------------------

     Total Stockholders' Equity (Deficit)                                                    -                   -
                                                                            ------------------  ------------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
      (DEFICIT)                                                             $                -  $                -
                                                                            ==================  ==================



   The accompanying notes are an integral part of these financial statements.

                           ADVANTAGE OPPORTUNITY CORP.
               (Formerly First Mediterranean Gold Resources, Inc.)
                          (A Development Stage Company)
                            Statements of Operations
                                   (Unaudited)

                                                                                                      From
                                                                                                  Inception on
                                                                                                   February 24,
                                                                            For the Three             2003 to
                                                                            Months Ended          December  31,
                                                                           March 31, 2004              2003
                                                                      -------------------------  -----------------

REVENUES                                                              $                      -   $               -

EXPENSES                                                                                   250               1,000
                                                                      ------------------------   -----------------

NET LOSS                                                              $                   (250)  $          (1,000)
                                                                      ========================   =================

BASIC LOSS PER SHARE                                                  $                  (0.00)  $           (0.00)
                                                                      ========================   =================

WEIGHTED AVERAGE NUMBER OF SHARES]
  OUTSTANIDNG                                                         $             30,142,699   $      25,600,648
                                                                      ========================   =================







   The accompanying notes are an integral part of these financial statements.

                           ADVANTAGE OPPORTUNITY CORP.
               (Formerly First Mediterranean Gold Resources, Inc.)
                          (A Development Stage Company)
                   Statements of Stockholders Equity (Deficit)

                                                                                                         Deficit
                                                                                                       Accumulated
                                                     Common Stock                 Additional            During the
                                         ----------------------------------        Paid-in             Development
                                             Shares             Amount             Capital                Stage
                                         --------------     ---------------     ---------------        ------------
Balance at inception on
 February 24, 2003                                    -     $            -      $             -     $            -

Issuance of 30,142,699 shares
  of common stock for $0.001 per
  share of February 24, 2003                 30,142,699              3,014               (3,014)                 -

Contributed capital                                   -                  -                1,000                  -
Net loss from inception on
 February 24, 2003 through
 December 31, 2003                                    -                  -                    -             (1,000)
                                         --------------     --------------      ---------------     --------------

Balance, December 31, 2003                   30,142,699              3,014               (2,014)            (1,000)

Contributed capital                                   -                  -                  250                  -

Net loss for the three months
 ended March 31, 2004
 (unaudited)                                          -                  -                    -               (250)
                                         --------------     --------------      ---------------     --------------

Balance, March 31, 2004
 (unaudited)                                 30,142,699     $        3,014      $        (1,764)    $       (1,250)
                                         ==============     ==============      ===============     ==============


   The accompanying notes are an integral part of these financial statements.

                           ADVANTAGE OPPORTUNITY CORP.
               (Formerly First Mediterranean Gold Resources, Inc.)
                          (A Development Stage Company)
                            Statements of Cash Flows
                                   (Unaudited)

                                                                                                      From
                                                                                                   Inception on
                                                                                                   February 24,
                                                                            For the Three          2003 Through
                                                                            Months Ended             March 31,
                                                                           March 31, 2004              2004
                                                                       -----------------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                               $                  (250) $           (1,250)
Contributed services                                                                       250               1,250
                                                                       -----------------------  ------------------

   Net Cash Used by Operating Activities                                                     -                   -
                                                                       -----------------------  ------------------

CASH FLOWS FROM INVESTING ACTIVITIES                                                         -                   -

CASH FLOWS FROM FINANCING ACTIVITIES                                                        -                    -

INCREASE  IN CASH                                                                           -                    -

CASH AT BEGINNING OF PERIOD                                                                 -                    -
                                                                       ----------------------   ------------------

CASH AT END OF PERIOD                                                  $                     -  $                -
                                                                       =======================  ==================

SUPPLEMENTAL CASH FLOW INFORMATION
CASH PAID FOR:
Cash paid for interest                                                 $                     -  $                -
Cash paid for income taxes                                             $                     -  $                -

SCHEDULE OF NON-CASH FINANCING ACTIVITIES





   The accompanying notes are an integral part of these financial statements.

                           ADVANTAGE OPPORTUNITY CORP.
               (Formerly First Mediterranean Gold Resources, Inc.)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                      March 31, 2004 and December 31, 2003

NOTE 1 -  CONDENSED FINANCIAL STATEMENTS

          The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2004 and for all periods presented have been made.

          Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 2003 audited financial statements. The results of operations for period ended March 31, 2004 is not necessarily indicative of the operating results for the full years.

NOTE 2 -  GOING CONCERN

          The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

          In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations the Company will need, among other things, additional capital resources. Management's plans to continue as a going concern include raising additional capital through sales of common stock. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

          The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                           Advantage Opportunity Corp.
                          Index to Financial Statements

Independent Auditors' Report............................................... 3
Balance Sheet.............................................................. 4
Statement of Operations.................................................... 5
Statement of Stockholders' Equity (Deficit)................................ 6
Statement of Cash Flows.................................................... 7
Notes to the Financial Statements.......................................... 8

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Advantage Opportunity Corp.
(Formerly First Mediterranean Gold Resources, Inc.)
(A Development Stage Company)
Carson City, Nevada

We have audited the accompanying balance sheet of Advantage Opportunity Corp. (Formerly First Mediterranean Gold Resources, Inc.) (a development stage company) as of December 31, 2003 and the related statements of operations, stockholders' deficit, and cash flow from the date of inception on February 24, 2003 through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advantage Opportunity Corp. (Formerly First Mediterranean Gold Resources, Inc.) (a development stage company) as of December 31, 2003 and the results of its operations and its cash flows from the date of inception on February 24, 2003 through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has generated significant losses from operations which raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


HJ & Associates, LLC
Salt Lake City, Utah
May 24, 2004

                           ADVANTAGE OPPORTUNITY CORP.
               (Formerly First Mediterranean Gold Resources, Inc.)
                          (A Development Stage Company)
                                  Balance Sheet


                                     ASSETS
                                     ------

                                                                                                 December 31,
                                                                                                     2003

CURRENT ASSETS
                                                                                                $              -
                                                                                                               -
                                                                                                ----------------

     Total Current Assets                                                                                      -
                                                                                                ----------------

     TOTAL ASSETS                                                                               $              -


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES

     Total Current Liabilities                                                                  $              -


STOCKHOLDERS' EQUITY

   Common stock; 500,000,000 shares authorized at$ 0.0001 par value;
   30,142,699 shares issued and outstanding                                                                3,014
   Additional paid-in capital                                                                             (2,014)
   Deficit accumulated during the development stage                                                       (1,000)
                                                                                                ----------------

     Total Stockholders' Equity                                                                                -
                                                                                                ----------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                 $              -





   The accompanying notes are an integral part of these financial statements.

                           ADVANTAGE OPPORTUNITY CORP.
               (Formerly First Mediterranean Gold Resources, Inc.)
                          (A Development Stage Company)
                             Statement of Operations

                                                                                                      From
                                                                                                  Inception on
                                                                                                  February 24,
                                                                                                     2003 to
                                                                                                  December 31,
                                                                                                      2003

REVENUES                                                                                        $              -

EXPENSES                                                                                                   1,000
                                                                                                ----------------

NET LOSS                                                                                        $         (1,000)
                                                                                                ================

BASIC LOSS PER SHARE                                                                            $          (0.00)
                                                                                                ================

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                                                                                   25,600,648
                                                                                                ================



   The accompanying notes are an integral part of these financial statements.

                           ADVANTAGE OPPORTUNITY CORP.
               (Formerly First Mediterranean Gold Resources, Inc.)
                          (A Development Stage Company)
                   Statement of Stockholders' Equity (Deficit)


                                                                                                         Deficit
                                                                                                       Accumulated
                                                     Common Stock                 Additional            During the
                                         ----------------------------------        Paid-in             Development
                                             Shares             Amount             Capital                Stage
                                         --------------     ---------------     ---------------        ------------
Balance at Inception on February  24, 2003            -     $             -     $             -        $          -

Issuance of 30,142,699 shares of
  common stock for $0.0001 per
  share on February 24, 2003                 30,142,699               3,014              (3,014)                  -

Contributed capital                                   -                   -               1,000                   -

Net loss for the year ended
 December 31, 2003                                    -                   -                   -              (1,000)
                                         --------------     ---------------     ---------------        ------------

Balance, December 31, 2003                   30,142,699     $         3,014     $        (2,014)       $     (1,000)
                                         ==============     ===============     ===============        ============




   The accompanying notes are an integral part of these financial statements.

                           ADVANTAGE OPPORTUNITY CORP.
            (Formerly First Mediterranean Gold Resources, Inc.)
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                                                      From
                                                                                                  Inception on
                                                                                                  February 24,
                                                                                                     2003 to
                                                                                                  December 31,
                                                                                                      2003
                                                                                                ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                                                     $         (1,000)
   Contributed services                                                                                    1,000
                                                                                                ----------------

   Net Cash Used by Operating Activities                                                                       -
                                                                                                ----------------

CASH FLOWS FROM INVESTING ACTIVITIES                                                                           -
                                                                                                ----------------

CASH FLOWS FROM FINANCING ACTIVITIES                                                                           -
                                                                                                ----------------

INCREASE IN CASH                                                                                               -

CASH AT BEGINNING OF PERIOD                                                                                    -
                                                                                                ----------------

CASH AT END OF PERIOD                                                                           $              -
                                                                                                ================
SUPPLEMENTAL CASH FLOW INFORMATION

   Cash paid for interest                                                                       $              -
   Cash paid for income taxes                                                                   $              -



   The accompanying notes are an integral part of these financial statements.

                           ADVANTAGE OPPORTUNITY CORP.
               (Formerly First Mediterranean Gold Resources, Inc.)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 2003

NOTE 1 - ORGANIZATION AND CORPORATE HISTORY

          The financial statements presented are those of First Mediterranean Gold Resources, Inc. (the "Company"). The Company incorporated in Ontario, Canada on February 24, 2003 and has since incorporated in the State of Nevada on May 11, 2004. The Company was incorporated for the purpose of being a business development company. The Company has not presently identified a specific business area or direction that it will follow. No principal operations have yet begun. Therefore, the Company is considered to be a development stage company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          a. Recognition of Income

          The Company recognizes income and expense on the accrual basis of accounting. The fiscal year of the Company ends on December 31.

          b. Basic Income Per Share

          The computation of basic income per share of common stock is based on the weighted average number of shares issued and outstanding during the period of the financial statements as follows:

                                                                                  December 31,
                                                                                      2003
                                                                               ------------------
           Numerator - (loss)                                                  $          (1,000)
           Denominator - weighted average number of
             shares outstanding                                                       25,600,648
                                                                               ------------------

           Loss per share                                                      $           (0.00)
                                                                               ==================

                           ADVANTAGE OPPORTUNITY CORP.
               (Formerly First Mediterranean Gold Resources, Inc.)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          c. Provision for Taxes

          Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely that not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

          Net deferred tax asset consists of the following components as of December 31, 2003:

                                                                                      2003
                                                                               -----------------
          Deferred tax assets
          NOL Carryover                                                        $             390

          Deferred tax liabilities                                                             -

          Valuation allowance                                                               (390)
                                                                               -----------------

          Net deferred tax asset                                               $               -


          The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2003 due to the following:

                                                                                      2003
                                                                               -----------------
          Book Loss                                                            $             390
          Valuation allowance                                                               (390)
                                                                               -----------------

                                                                               $               -
                                                                               =================

          At December 31, 2003, the Company had no net operating loss carryforwards that may be offset against future taxable income.

          Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in the future.

          d. Cash and Cash Equivalents

          The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                           ADVANTAGE OPPORTUNITY CORP.
               (Formerly First Mediterranean Gold Resources, Inc.)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 2003

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          e. Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

NOTE 3 -  GOING CONCERN

          The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

          In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations the Company will need, among other things, additional capital resources. Management's plans to continue as a going concern include raising additional capital through sales of common stock. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

          The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 -  NEWLY ISSUED ACCOUNTING PRONOUNCMENTS

          The Company adopted the provisions of FASB Statement No. 143, "Accounting for Asset Retirement Obligations," FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," FASB Statement No.145, "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections," FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," FIN 44, "Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No.
          25)," and FASB Statement No. 147, "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." The effect of these adopted provisions on the Company's financial statements was not significant.

          In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123"

          (SFAS 148). SFAS 148 is effective for fiscal years beginning after December 15, 2003. The Company is currently reviewing SFAS 148.

                                    Part III

                                    Exhibits

3.1        Articles of Incorporation and Amendments
3.2        Bylaws
10.1       Stock Purchase Agreement

                                   Signatures

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of N. Pompano Beach, Florida on the 8th day of June, 2004.

                             ADVANTAGE OPPORTUNITY CORP.

                             By: /s/ David Goldberg
                             ----------------------------------------
                                     David Goldberg
                                     Chairman  of  the  Board  of  Directors,
                                     President, Chief Executive Officer and
                                     Principal Financial Officer

June 8, 2004

In accordance with the requirements of the Securities & Exchange Act of 1934, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signatures                  Title                                   Date

/s/ David Goldberg          Chairman of the Board of Directors,     June 8, 2004
                            President, Chief Executive Officer and
                            Principal Financial Officer


/s/ Jeffrey I. Sternberg    Director                                June 8, 2004

/s/ Craig Press             Director                                June 8, 2004